BRIDGEPOINT EDUCATION, INC.

13500 Evening Creek Drive, Suite 600

San Diego, CA 92128

April 13, 2009

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Celeste M. Murphy, Legal Branch Chief
Scott Hodgdon, Staff Attorney

Re:	Bridgepoint Education, Inc.
Registration Statement on Form S-1 (File No. 333-156408)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Bridgepoint Education, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form S-1 (the “Registration Statement”) to become effective at 4:00 p.m., Eastern time, on Tuesday, April 14, 2009, or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges that:

•                       Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                       The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                       The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm that the Registration Statement has been declared effective by telephoning John J. Hentrich, Esq. of Sheppard, Mullin, Richter & Hampton LLP at (858) 720-8942.  Questions or comments with respect to this request or the Registration Statement may be directed to Mr. Hentrich by telephone or facsimile at (858) 847-8465.

Thank you for your consideration in this matter.

Very truly yours,

BRIDGEPOINT EDUCATION, INC.

By:	/s/ Daniel J. Devine
Daniel J. Devine
Chief Financial Officer

cc:	John J. Hentrich, Esq.
Robert L. Wernli, Jr., Esq.
Sheppard, Mullin, Richter & Hampton LLP